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CUSIP No.  0008650411                                          Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   SUGEN, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   0008650411
                                 (CUSIP Number)

Nicole Vitullo                                    John C. MacMurray, Esq.
Rothschild Asset Management Ltd.                  Reboul, MacMurray, Hewitt,
Five Arrows House                                   Maynard & Kristol
St. Swithin's Lane                                45 Rockefeller Plaza
London EC4N 8NR England                           New York, New York  10111
Tel. 011-171-280-5000                             Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 1996
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
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CUSIP No.  0008650411                                          Page 2 of 6 Pages


1)   Name of Reporting Person               International
     S.S. or I.R.S. Identification          Biotechnology
     No. of Above Person                    Trust plc

2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]

3)   SEC Use Only

4)   Source of Funds                         WC

5)   Check if Disclosure of
     Legal Proceedings is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                         United Kingdom

Number of                      7)   Sole Voting        711,667 shares of
Shares Beneficially                 Power              Common Stock, $.01
Owned by                                               par value ("Common
Reporting Person                                       Stock")


                               8)   Shared Voting
                                    Power                    -0-

                               9)   Sole Disposi-      711,667 shares of
                                    tive Power         Common Stock

                               10)  Shared Dis-
                                    positive Power           -0-

11)  Aggregate Amount Beneficially                     711,667 shares of
     Owned by Each Reporting Person                     Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                    5.5%
     Amount in Row (11)

14)  Type of Reporting
     Person                                            CO
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CUSIP No.  0008650411                                          Page 3 of 6 Pages

                                  Schedule 13D

Item 1.   Security and Issuer.

                  This statement relates to the Common Stock, $.01 par value (the "Common Stock") of Sugen, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 515 Galveston Drive, Redwood City, California 94063.

Item 2.  Identity and Background.

                  (a) The undersigned hereby files this Schedule 13D on behalf of International Biotechnology Trust plc, a corporation organized under the laws of the United Kingdom ("IBT" or the "Reporting Person"). The name, business address and occupation of each executive officer and director of IBT is set forth on Schedule A hereto.

                  (b) The principal business of IBT is that of a publicly-traded investment trust company.

                  (c) IBT's principal business address is Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England.

                  (d) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                   This statement relates to the purchase by IBT of 300,000 shares of Common Stock (the "Shares") in a secondary public offering by the Issuer (the "Offering"). The Shares were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission and declared effective on or about October 28, 1996 (SEC Registration No. 333-14157). The purchase price of the Common Stock sold in the Offering was $12.00 per share, and the source of the funds for IBT's purchase
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CUSIP No.  0008650411                                          Page 4 of 6 Pages

was IBT's funds available for investment. Prior to the Offering, IBT owned 411,667 shares of Common Stock, which were acquired in the Issuer's initial public offering on October 4, 1994 and in a subsequent private placement on September 22, 1995.

Item 4.  Purpose of Transaction.

                  IBT purchased the Shares in the transaction described in Item 3 above for investment purposes.

Item 5.  Interest in Securities of the Issuer.

                  (a) Based on a total of 12,900,000 shares of Common Stock outstanding after the completion of the Offering (according to a press release issued by the Issuer on or about October 28, 1996), IBT owns 711,667 shares of Common Stock, or approximately 5.5% of the Common Stock outstanding.

                  (b) Except as described in Item 6 below, IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

                  (c) Except as described in this statement, neither IBT nor any of the persons identified in Item 2 above has effected any transaction in the Common Stock in the past 60 days.

                  (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned IBT.

                  (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

                  Pursuant to a contractual agreement, IBT has engaged Rothschild Asset Management Limited ("RAM") to act as its discretionary investment manager. Pursuant to such agreement RAM manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate RAM's appointment as manager at any time if RAM is not performing its duties as manager to the satisfaction of the Board of Directors of IBT.

Item 7.  Material to be Filed as Exhibits.
         Not Applicable.
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CUSIP No.  0008650411                                          Page 5 of 6 Pages



                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 1996

                                               INTERNATIONAL BIOTECHNOLOGY
                                               TRUST PLC

                                               By:/s/ Jeremy L. Curnock Cook
                                                  --------------------------
                                                        Director
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CUSIP No.  0008650411                                         Page 6 of 6 Pages

                                   SCHEDULE A

                     EXECUTIVE OFFICERS AND DIRECTORS OF IBT

                  The business address of each person listed below is c/o Rothschild Asset Management Limited, Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England. The occupation of each person listed below refers only to his relationship to IBT.

         Name                               Occupation        Citizenship
         ----                               ----------        -----------

John M. Green-Armytage                      Chairman          U.K.

Donald Cecil                                Deputy            U.S.
                                            Chairman

Gary M. Brass                               Director          U.K.

Jeremy L. Curnock Cook                      Director          U.K.

Peter B. Collacott                          Director          U.K.

Stephen A. Duzan                            Director          U.S.

James D. Grant                              Director          U.S.

Howard E. Greene                            Director          U.S.

Dennis M.J. Turner                          Director          U.K.